

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 10, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 10, 2026, The Nasdaq Stock Market (the "Exchange") received from Veraxa Biotech AG (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)/A for the registration of the following securities:

Ordinary Shares, par value CHF 100/11325 per share

Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share.

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi